blane@gibsondunn.com

August 21, 2007

(202) 955-8500	C 26499-00003

(202) 467-0539

Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ener1, Inc.
Registration Statement on Form SB-2
File No.: 333-143492

Dear Ms. Fisher:

On behalf of Ener1, Inc. ("Ener1" or the "Company"), this letter addresses certain matters that we discussed on Friday, August 10, 2007, with respect to the transactions to be registered on behalf of Enable Growth Partners and Enable Opportunity Partners (together, "Enable") under the Registration Statement on Form SB-2 (the "Registration Statement") filed by Ener1 on June 4, 2007. The answers provided below also respond to the comment in your letter dated August 8, 2007 concerning the Registration Statement.

A.	The transactions to be registered are bona fide secondary sales by Enable.

1.
Evidence demonstrating that a public offering by selling shareholders is not a genuine secondary offering exists when: (i) the issuer receives all or a portion of the proceeds from the resale of the securities by the selling shareholders and/or (ii) the original private placement of the securities to the selling shareholders was not completed prior to the filing of the resale registration statement.

Peggy Fisher
August 21, 2007

a.	In this case, the selling shareholder, Enable, will keep all of the proceeds from the resale of the securities. No proceeds from Enable's sale of the securities will be shared with Ener1.

b.
In addition, the private placement to Enable of the securities exchangeable for Ener1 common stock was completed in May 2007. There are no put or call rights with respect to the securities sold to Enable. No party to the purchase transaction has the right to unwind the transaction.  Enable has borne the investment risk of holding the securities it purchased since the sale was completed in May 2007.

c.
Rule 152 clearly applies to this transaction. As noted above, the private placement of securities to Enable was concluded in May 2007, prior to the date Ener1 filed the Registration Statement, June 4, 2007.

2.
Private placements to professional or statutory underwriters immediately followed by a resale registration statement may also be presumed to be primary offerings. Enable is neither a professional nor a statutory underwriter.

a.
Enable is not a professional underwriter. Enable is not selling Ener1 common stock on behalf of Ener1. Enable is not engaging in any special selling efforts, nor is it performing any functions of a traditional underwriter.

b.
Enable has represented to Ener1 that it is not a registered broker-dealer, nor an affiliate of a registered broker-dealer.  As such, Enable is entitled to rely on the No-Action Letter issued to the American Council of Life Insurance (May 10, 1983), which announced that the presumptive underwriter doctrine was for all intents and purposes abandoned. Institutional investors that buy a significant amount of securities are no longer assumed, on the basis of such purchase alone, to have bought such securities with a view to distribution.

c.	Enable did not purchase the securities with a "view to a distribution," as supported by the fact that Enable has held the securities since May 2007.

i.
The purchase of securities in a private placement with a view to the registered resale of such securities, as may be contemplated by the requirement that a resale registration statement be filed following the private sale, does not constitute a violation of Section 5 of the Securities Act. See Note 7 to Letter from American Bar Association Section of Business Law to John W. White, Division of Corporation Finance, March 22, 2007, citing Neuwirth Inv. Fund v. Swanton, 422 F. Supp. 1187 (S.D.N.Y. 1975) and Berckeley Inv. Group Ltd. V. Colkitt, 455 F.3d 195, 215 (3rd Cir. 2006) (collecting cases).

Peggy Fisher
August 21, 2007

B.
Ener1 can properly register the resale of the Ener1 common stock underlying the securities issued by its parent, Ener1 Group, Inc. ("Ener1 Group"), prior to the exchange of such securities for Ener1 common stock.

1.
Subsidiaries and parents have previously issued securities that are convertible into securities of the other, and the resale of the underlying securities has been registered prior to conversion. See, e.g. Form S-3 registration statement filed by Lions Gate Entertainment (Form S-3 No. 333-123652). There have been situations in which (i) a parent has issued an instrument that is exchangeable for stock of a subsidiary owned by the parent and (ii) the subsidiary has registered the resale of the securities underlying the instrument issued by its parent prior to the exchange. See, e.g., Form S-3 registration statements filed by Saul Centers, Inc. (Forms S-3 No. 333-60064 and 333-123982) and BioVest International, Inc. (Form SB-2 No. 333-138257).

2.
There is no question that Ener1 would be able to register the resale of securities underlying a convertible note issued by Ener1 before the notes are converted.  This is common practice in the PIPE area (for both structured and unstructured PIPEs), and the Staff of the Division of Corporation Finance (the "Staff") has declared effective hundreds, if not thousands, of resale registration statements covering stock underlying convertible securities where the underlying stock is not yet outstanding.

3.
Although there is a lack of guidance in the area, from a policy perspective, it logically follows that the analysis applicable to the registration of a subsidiary's securities underlying an instrument issued by its parent should be the same as the analysis applicable when the subsidiary seeks to register securities underlying an instrument issued by the subsidiary.

a.
A parent controls its subsidiary and there is a mutuality of identity between the two companies. These facts have been the basis for other interpretations of securities law issues concerning registration: for example, Interpretation No. 21 regarding Form S-3 from the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations provides that a parent cannot use a resale Form S-3 to sell shares of its subsidiary because of the mutuality of identity.

Peggy Fisher
August 21, 2007

b.
The Staff has long held the position that one cannot do indirectly that which it is prohibited from doing directly.  That is why the Staff monitors parent companies closely when they claim to be acting independently of their subsidiaries.  It follows, therefore, that the inverse should also be true: if it is lawful to accomplish something directly, it should also be lawful to accomplish it indirectly.  Logic dictates a uniform application of this principle.

C.
The offer of Ener1 common stock underlying the securities issued to Enable was exempt from registration under Section 5 of the Securities Act. The following analyzes the application of the exemption under Section 4(1), Section 4(2), Section 4(6) and the so-called Section 4(1½) to the offer of the Ener1 common stock.

1.
Section 4(1) exempts "transactions by any person other than an issuer, underwriter or dealer." In theory, an affiliate of an issuer may rely on Section 4(1) if it is deemed to be neither the issuer nor an underwriter.

a.
Ener1 Group was not an underwriter with respect to the sale of its securities, or the underlying Ener1 common stock, to Enable. An "underwriter" can be defined as a person that (i) purchases with a view to, or (ii) sells for the issuer in connection with, the distribution of a security. The term "distribution" is not defined but is deemed synonymous with a public offering. This sale to Enable was not a "distribution" within the meaning of Section 2(a)(11). It was a small transaction privately placed with one accredited investor. If the sale to Enable was not part of a distribution, then none of the participants can be characterized as underwriters.

b.
Ener1 Group is not the issuer of the Ener1 common stock. We note that a control person is deemed to be an issuer under the Securities Act only for the purposes of determining if a participant in a transaction is an underwriter. The fact that the term "issuer" includes a control person of an issuer for the purpose of Section 2(a)(11) does not cause the term "issuer" as used in Section 4(1) to also include a control person.

2.	If the exemption under Section 4(1) is not available, then we argue in the alternative that the sale to Enable is exempt under Section 4(2), which exempts “transactions by an issuer not involving any public offering.” Section 4(6) exempts offers or sales by an issuer to accredited investors if the aggregate offering price does not exceed $5 million and there is no public solicitation. If the Ener1 common stock were offered directly to Enable by Ener1, the offer would be exempt under Section 4(2) or Section 4(6): Enable is an accredited investor, the purchase price was $2 million and the sale did not involve a public offering or public solicitation. We believe that the facts of the sale to Enable justify extending the exemptions under Sections 4(2) and 4(6) to Ener1 Group.

Peggy Fisher
August 21, 2007

a.
As discussed in paragraph B.3 above, a parent may be treated as the alter ego of its subsidiary due to the control exercised by the parent over the subsidiary. Ener1 Group was acting on behalf of its subsidiary in connection with the sale of securities to Enable. More than a majority of the proceeds from the private placement, $1.6 million, was invested by Ener1 Group in Ener1. In fact, a covenant in the Securities Purchase Agreement specifically required Ener1 Group to invest this portion of the proceeds in Ener1. Enable also conditioned its willingness to purchase the securities on Ener1's active participation in the transaction.

b.
Ener1 was a party to the transaction. Ener1 agreed to grant registration rights to Enable with respect to the Ener1 common stock underlying the securities issued by Ener1 Group and Ener1 was also a party to the Securities Purchase Agreement with Enable. Thus, Ener1 was involved in the transaction to such a degree that it could be viewed as offering the common stock underlying the securities issued by Ener1 Group, an offer for which the exemptions under Section 4(2) and Section 4(6) are available.

c.
The Staff appears concerned that Ener1 Group is raising funds for Ener1 indirectly. If the Staff believes this to be the case, then Section 4(2) is the appropriate exemption for both the sale of the securities by Ener1 Group and the underlying Ener1 shares.

3.
If the exemptions under Section 4(2) and 4(6) are not applicable to Ener1 Group's sale of Ener1 common stock to Enable, then we argue in the alternative that this transaction was exempt under Section 4(1½). The exemption under Section 4(1½) is based on the principle that a holder of securities acquired in a private transaction may sell the securities at any time as long as the resale is not part of a distribution.

Peggy Fisher
August 21, 2007

a.	As noted above, Ener1 Group's sale to Enable was a private placement to a single purchaser. The sale was not part of a "distribution" or a public offering.

b.
Section 4(1½) is a hybrid exemption that was privately developed but endorsed by the Staff. See Securities Act Release No. 6188 Note 178 (Feb. 1, 1980). See also Letter from American Bar Association Section of Business Law to John W. White, Division of Corporation Finance, March 22, 2007. In the Training Manual for the Division of Corporation Finance, it is acknowledged that Section 4(1½) applies to affiliates of an issuer that cannot rely on 4(2).

c.
From a policy perspective, it would not be logical to restrict a parent's ability to privately sell securities of its subsidiary to a greater extent than the subsidiary's ability to privately sell its own securities.

Thus, we believe that the securities in question (both the exchangeable instruments issued by Ener1 Group and the underlying Ener1 shares) were properly offered in a private transaction and that the underlying securities can be properly registered for resale on behalf of Enable at this time. The fact that the transaction would be proper if done directly by the issuer does not support the conclusion that the same transaction done indirectly by the parent, was not proper.

Please contact me at 202 887-3646 if you have any further questions about the private placement or the Registration Statement, or if you would like to discuss any of the matters addressed in this letter. Thank you for your consideration.

Very truly yours,

Brian J. Lane

cc:	Charles Gassenheimer, Ener1, Inc. Stephen I. Glover, Gibson Dunn & Crutcher LLP